Exhibit (a)(1)(I)

FINAL CONFIRMATION EMAIL – To be sent to those eligible participants that choose NOT to participate in the exchange program on August 4th (the day after the exchange window closes).

Subject: Option Exchange Program Confirmation of Non-Participation

Our records indicate that you elected not to participate in the NASDAQ OMX Option Exchange Program. Because you did not elect to participate with respect to any Eligible Option, you are deemed to have declined NASDAQ OMX’s offer to exchange any Eligible Option for a Replacement Option. As such, your Eligible Options have not been canceled and remain subject to their present terms.

Should you have any questions, please email the Option Exchange Program Questions mailbox.